January 11, 2012

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Career Education Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 22, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 000-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 7 contained in the Staff’s letter to the Company dated December 23, 2011 (the “Letter”). As noted, where applicable, the Company intends to incorporate its responses to the Staff’s comments in its future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes that its prior filings were deficient or inaccurate in any material respects. For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note disclosures in your Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 reflecting a decline in student enrollments. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

Response

In future filings, the Company will expand its disclosure surrounding the trends in student enrollment along with the steps management expects to take or has taken to address the impact that these trends may have or has had on the Company’s results of operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Summary of Significant Accounting Policies and Estimates

Goodwill and Indefinite-Lived Intangible Assets, page 65

2.	We note that goodwill represents 24% or more of your assets as of December 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the unit;

•	Description of the methodology used to determine fair value;

•	Description of key assumptions used and how the key assumptions were determined;

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

Response:

In future filings, the Company will expand its disclosures within MD&A and the financial statement footnotes to include the proposed language as bolded and italicized below:

“Goodwill represents the excess of cost over fair market value of identifiable net assets acquired through business purchases. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 350 – Intangibles-Goodwill and Other, we review goodwill for impairment on at least an annual basis by applying a fair-value-based test. In evaluating the recoverability of the carrying value of goodwill, we must make assumptions regarding the fair value of our reporting units, as defined under FASB ASC Topic 350. Goodwill is evaluated using a two-step impairment test at the reporting unit level. A reporting unit can be a strategic business unit or business within a strategic business unit. The first step compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, we complete the second step to determine the amount of goodwill impairment loss that we should record. In the second step, we determine an implied fair value of the reporting unit’s goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The amount of impairment loss is equal to the excess of the book value of the goodwill over the implied fair value of that goodwill. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to goodwill.

In performing our annual review of goodwill balances for impairment, we estimate the fair value of each of our reporting units based on projected future operating results and cash flows and market assumptions and comparative market multiple methods. Determining fair value requires significant estimates and assumptions based on an evaluation of a number of factors, such as marketplace participants, relative market share, new student interest, student retention, future expansion or contraction expectations, amount and timing of future cash flows and the discount rate applied to the cash flows.

Projected future operating results and cash flows used for valuation purposes may reflect considerable improvements relative to historical periods with respect to, among other things, revenue growth and operating margins. Although we believe our projected future operating results and

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

cash flows and related estimates regarding fair values are based on reasonable assumptions, historically projected operating results and cash flows have not always been achieved. The failure of one of our reporting units to achieve projected operating results and cash flows in the near term or long term may reduce the estimated fair value of the reporting unit below its carrying value and result in the recognition of a goodwill impairment charge. Significant management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows. Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are based on the best available market information and are consistent with our internal forecasts and operating plans. In addition to cash flow estimates, our valuations are sensitive to the rate used to discount cash flows and future growth assumptions. These assumptions could be adversely impacted by certain of the risks discussed in “Risk Factors” in Item 1A.

As of December 31, 2011, we had $XXX million of goodwill. We monitor the operating results and cash flows of our reporting units on a quarterly basis for signs of possible declines in estimated fair value and goodwill impairment. See Note 9 “Goodwill and Other Intangible Assets” of the notes to our consolidated financial statements for further discussion.”

In addition, the Company’s 2011 Annual Report on Form 10-K will include disclosure of the items listed in the comment above for any reporting unit that management concludes is at risk of failing step one of the goodwill impairment test or disclosure that none of its reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. For the Staff’s information, as of December 31, 2010, no reporting units were at risk of failing the first step of the goodwill impairment test.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Position, and Capital Resources, page 67

3.	We note from your disclosure on page 116 that you currently have foreign subsidiary earnings of approximately $169.7 million and these earnings are considered permanently invested in those businesses. Disclose how much of your cash and cash equivalents and short term investments are held by your foreign subsidiaries. You should also disclose in your liquidity discussion that you would need to accrue and pay taxes if these funds are repatriated. In addition, discuss how your permanent reinvestment in foreign operations may affect your liquidity and disclose whether or not you intend to repatriate these funds.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

Response:

In future filings, the Company will expand its disclosure within the Liquidity, Financial Position and Capital Resources section of the MD&A to include the amount of cash and cash equivalents and short term investments which are held by its foreign subsidiaries. The Company will also include discussion surrounding the need to accrue and pay taxes if these funds were to be repatriated. In addition, the Company will discuss how its permanent reinvestment in foreign operations may affect its liquidity and the Company’s intention on repatriation of funds. The proposed disclosure is:

“The Company has not provided for additional U.S. income taxes on approximately $XXX million of foreign subsidiary earnings as these earnings are considered permanently invested in those businesses. Such earnings could become taxable upon sale or liquidation of these non-U.S. subsidiaries or upon dividend repatriation of cash balances. At December 31, 2011, approximately $XXX million of our total cash and cash equivalents and short-term investments were held by our foreign subsidiaries. This cash is associated with earnings that we consider permanently reinvested. We have no current plans to repatriate cash and cash equivalents and short-term investments held by our foreign subsidiaries because we plan to reinvest such cash and cash equivalents and short term investments to support our operations and continued growth plans outside the United States through funding of capital expenditures, acquisitions, operating expenses or other similar cash needs of these operations. Further, we do not currently forecast a need for these funds in the United States because the Company’s U.S. operations are supported by the cash generated by its U.S. operations. At December 31, 2011, approximately $XXX of our total cash and cash equivalents and short-term investments were held by our U.S. operations. The Company would only plan to repatriate foreign cash when it would be tax efficient through the utilization of foreign tax credits, when earnings qualify as previously taxed income, upon material changes in U.S. or foreign tax laws related to repatriation, upon divestiture of the related asset, or in the event of a material domestic capital requirement.”

For the Staff’s information, as of December 31, 2010, approximately $118 million of the total $449 million of cash and cash equivalents and short-term investments were held by its foreign subsidiaries.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

Note 13 Income taxes, page 114

4.	Please disclose the domestic and foreign components of pretax accounting income. Refer to Rule 408(h) of Regulation S-X.

Response:

In future filings, the Company will expand its disclosure to include the domestic and foreign components of income before income taxes. The proposed disclosure is:

The components of income before income taxes are as follows (dollars in thousands):

	For the Year Ended December 31,
	2011		2010	2009
U.S.	$	XXXX	$223,477	$222,659
Foreign		XXXX	23,400	7,742

Total	$	XXXX	$246,877	$230,401

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 1. Financial Statements

7. Goodwill and Other Intangible Assets, page 13

5.	We note that for the quarterly period ended September 30, 2011 that you had material decreases in revenues, operating income, new student starts, and student population. Considering these factors, tell us whether or not an interim impairment test for goodwill was completed.

Response:

On a quarterly basis, the Company assesses the need to test goodwill and indefinite-lived intangible assets for impairment on an interim basis. In making this assessment, the Company refers to the literature provided in FASB ASC Topic 350 – Intangibles-Goodwill and Other. During the third quarter 2011, the Company assessed the factors detailed in FASB ASC Subtopic 350-20, as it related to each of the Company’s reporting units to determine whether a triggering event occurred during the third quarter 2011 which would result in the assessment that it was more likely than not that the fair value of the reporting unit fell below its carrying amount. Examples of such events or circumstances include the following:

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

•	A significant adverse change in legal factors or in the business climate

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•	The testing for recoverability under the impairment or disposal of long-lived assets of a significant asset group within a reporting unit

•	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The excess of fair value over carrying value for each of the Company’s reporting units resulting from the annual impairment test performed as of October 1, 2010 were as follows:

Reporting Unit	Excess of Fair Value over Carrying Value
Art & Design	205%
Culinary Arts	134%
Health Education	229%
International	212%
University	2537%

The result of the review of the factors above, taken in consideration with the result of the previous year’s annual impairment testing led to the Company’s assessment that a triggering event did not occur during the third quarter 2011 which would result in an assessment that it was more likely than not that the fair value of any one of its reporting units fell below its carrying amount.

2011 Third Quarter Overview, page 30

6.	We note your disclosure on page 32 that based on your recently reported placement rates to the Accrediting Council for Independent Colleges and Schools (“ACICS”), 36 of your 49 accredited Health Education and Art & Design segment schools did not meet the ACICS 65% minimum placement rate standard for the 2010-2011 reporting period. In addition, we note your disclosure on page 33 that you took corrective action in the third quarter of 2011 in response to these reported placement rates. In future filings please discuss the corrective actions taken on a more specific basis and describe the new career services policies and procedures that were adopted. Describe why and how you believe these new policies and procedures will increase your student placement rates.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

Response:

In its future filings, the Company will expand its disclosure concerning corrective actions that the Company has taken with respect to the determination of its placement rates and concerning its new career services policies and procedures. The Company will also include disclosure, as appropriate, concerning how such actions are expected to impact its student placement rates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative Expense, page 34

7.	We note that you had a significant reduction in bad debt expense for both the quarterly period and year to date period ended September 30, 2011. With a view towards clarifying your disclosure please provide us with an expanded analysis of the reasons for the change.

Response:

The decrease in bad debt expense for both the quarterly and year-to-date periods ended September 30, 2011 was primarily due to the impact its previously offered extended payment plans had on the Company’s overall bad debt expense. As disclosed in the Form 10-Q for the quarterly period ended September 30, 2011, the Company’s 2010 third quarter and year to date results included additional bad debt expense of $8.3 million and $16.4 million, respectively, related to the increase in reserve rates applied against the Company’s outstanding student receivables under extended payment plans. These additional expenses recorded in 2010 account for roughly 50% of the decline in bad debt expense for both the quarter and year-to-date periods ended September 30, 2011 as compared to the prior year. The remainder of the decline in expense is primarily attributable to the Company’s decision to cease offering extended student payment plans to new students effective in the first quarter 2011 as well as an overall decline in revenue as compared to the prior year periods. Revenue for the quarter ended September 30, 2011 was down 17.7 percent as compared to the prior year quarter and revenue for the year-to-date period ended September 30, 2011 was down 6.9 percent as compared to the prior year. As such, outstanding student receivables under extended payment plans as well as overall outstanding student receivables had declined. Gross student receivables as of September 30, 2011 were $138 million as compared to $161 million as of September 30, 2010.

Mr. Larry Spirgel

Securities and Exchange Commission

January 11, 2012

In future filings, the Company will expand the disclosure concerning the reasons for significant changes to bad debt expense, as appropriate, including the impact, if material, on changes in revenues and student receivables.

* * * *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 551-7200.

Very truly yours,

/s/ Michael J. Graham

Michael J. Graham

Executive Vice President and Chief Financial Officer

cc:	Steven H. Lesnik

Jeffrey D. Ayers

Colleen M. O’Sullivan

Lawrence D. Levin